ABN AMRO FUNDS

Item 77C:

A Special Meeting of shareholders of the following ABN AMRO Funds was held on November 30, 1999 to vote on the proposals listed below. The results were as follows:

Proposal 1:	Approval of an investment sub-advisory agreement between
ABN AMRO Asset Management (USA), Inc. and Mellon
Equity Associates, LLP.

Fund				     Votes for		  Votes against

Value Fund			12,642,778		    921

Proposal 2:	Approval of an investment sub-advisory agreement between
ABN AMRO Asset Management (USA), Inc. and Delaware
Management Company.


Fund				    Votes for		    Votes against

Small Cap Fund			3,657,021		    423